SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom Annual General
Shareholders’ Meeting

Lisbon, Portugal, April 2, 2004 – Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; Euronext: PTCO.IN) announces that all proposals were approved at the Annual General Shareholders’ Meeting held today, as follows:

  Portugal Telecom’s management report, and the individual and consolidated financial statements for 2003.
  Application of the 2003 net income of Euro 240,218,936, as follows:
- Euro 39,403,169 to offset negative retained earnings; - Euro 10,040,788 for the legal reserve; - Euro 190,774,979 for distribution as dividends.

  Payment of a cash dividend amounting to Euro 275,942,700 (Euro 190,774,979 from net income and Euro 85,167,721 from free reserves), equivalent to Euro 0.22 per share (or ADR1). Payment of this cash dividend is expected to occur on April 30, 2004 (ex-date: April 27, 2004).
  Ratification of the co-option of Mr. Pedro Sampaio Malan and Mr. Luís de Melo Champalimaud as non-executive members of the Board of Directors for completion of the 2003/2005 term of office, following the resignation of Mr. Israel Vainboim and Mr. Luís Augusto da Silva.
  Authorisation for the acquisition and sale of treasury shares (up to 10% of the share capital), bonds and other securities.
  Reduction of PT’s share capital in the nominal amount of up to Euro 125,428,500, to be done under the share buyback programme, through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT’s share capital, and the corresponding amendment to the articles of association.
  Authorisation for PT’s Board of Directors to issue convertible bonds up to Euro 600 million. In this context, it was also approved the suppression of the pre-emptive rights of shareholders in subscribing for such convertible bond issue.
  Authorisation for PT’s Board of Directors to issue bonds and other securities up to Euro 1.5 billion.

_____________________________________
1 One ADR represents one ordinary share

Additionally, the shareholders approved a vote of confidence in all members of the Board of Directors and the Statutory Audit Board.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax: +351.213556623

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.